SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.    )

PACIFIC AIRPORT GROUP

(Name of Subject Company (Issuer))

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

GRUPO MÉXICO, S.A.B. DE C.V.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Shares, without par value, and American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 Series B Shares

(Title of Class of Securities)

026684609 (Series B Shares) 400506101 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla Chief Financial Officer Grupo México, S.A.B. de C.V. Campos Elíseos No. 400 Colonia Lomas de Chapultepec México City, México 11000 011-5255-1103-5000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paola Lozano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following is an excerpt of a transcript of the Grupo México, S.A.B. de C.V. (“GMéxico”) fourth quarter 2011 financial results conference call held on Friday, February 10, 2012.

THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS MATERIAL IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SERIES B SHARES (INCLUDING SERIES B SHARES UNDERLYING AMERICAN DEPOSITARY SHARES) OF GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V., OR PACIFIC AIRPORT GROUP. AT THE TIME THE TENDER OFFER IS COMMENCED, GMÉXICO WILL FILE A TENDER OFFER STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). PACIFIC AIRPORT GROUP’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO GMÉXICO AT GRUPO MÉXICO, CAMPOS ELÍSEOS NO. 400, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO CITY, MÉXICO 11000

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Armando Dordecer:	. . .Hi, good afternoon. Thank you for taking my call…. And also, if you could give us perhaps some updates on the situation with GAP. Thank you very much. . . ..

Daniel Muñiz:	Oh, sure. I mean, I think that hasn’t changed much since last quarter. I mean, as you know, we’ve now filed our 13D with a 28.74 percent ownership of the company. I mean, things are still in the courts being debated. The tender offer has not yet been authorized, but the (CNV), so we are still looking forward to hearing the authorization in order to launch the tender offer. I mean, I guess that’s the update.…

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